EXHIBIT 23



                          INDEPENDENT AUDITORS' CONSENT



    To the Board of Directors, Occidental Petroleum Corporation


     We consent to the incorporation by reference in the registration statement on Form S-8 of Occidental Petroleum Corporation of our report dated February 7, 2003, with respect to the consolidated balance sheets of Occidental Petroleum Corporation as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002 and the related financial statement schedule, which report appears in the December 31, 2002 10-K of Occidental Petroleum Corporation and subsidiaries. Our report refers to changes in the method of accounting for the impairment of goodwill and other intangibles and in the method of accounting for derivative instruments and hedging activities.



/s/ KPMG LLP

Los Angeles, California
April 29, 2003